Exhibit 99.1

NYSE Release

BABCOCK & BROWN AIR

ANNOUNCES SHARE REPURCHASE PROGRAM

Dublin, Ireland, June 26, 2008 – Babcock & Brown Air Limited (NYSE: FLY), a global lessor of modern, fuel-efficient commercial jet aircraft, today announced that its Board of Directors has approved a share repurchase program.

Under the share repurchase program, Babcock & Brown Air (“B&B Air”) is authorized to repurchase up to $30 million of its shares over the next 12 months. B&B Air expects the purchases to be made from time to time in the open market or in privately negotiated transactions, and will be funded from the company’s available cash.

“The initiation of a share repurchase program reflects the confidence we have in our business and in our ability to comfortably sustain our attractive quarterly dividend of $0.50 per share,” said Colm Barrington, CEO of Babcock & Brown Air. “In current market conditions, we believe repurchasing our shares will enhance long-term shareholder value. In addition, B&B Air’s strong financial position, including nearly $600 million of capacity in our Aircraft Acquisition Facility, which is already equity funded, will allow us to continue to leverage opportunities to add attractive aircraft to our fleet.”

The timing of the share repurchases under the program will depend on a variety of factors, including market conditions, and may be suspended or discontinued at any time. Babcock & Brown Limited, which owns 14.2% of the shares outstanding in B&B Air, does not intend to sell its shares into the repurchase.

About Babcock & Brown Air Limited

Babcock & Brown Air acquires and leases modern, high-demand and fuel-efficient commercial jet aircraft under multi-year operating lease contracts to a diverse group of airlines throughout the world. B&B Air is managed and serviced by Babcock & Brown Aircraft Management (BBAM), the world’s fourth largest aircraft lessor. For more information, visit www.babcockbrownair.com.

Caution Concerning Forward-Looking Statements

This press release includes certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to plans, objectives, expectations and intentions and other statements contained in this release that are not historical facts, as well as statements identified by words such as “expects,” “anticipates,” “intends,” plans,” “believes,” “seeks,” “estimates,” or words of similar meaning. These statements are based on current beliefs or expectations and are inherently subject to significant uncertainties and changes in circumstances, many of which are beyond B&B Air’s control. Actual results may differ materially from these expectations due to changes in global political, economic, business, competitive, market and regulatory factors.

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Contact:

Matt Dallas

Babcock & Brown

+ 1 212-796-3918

matt.dallas@babcockbrown.com